   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 2000



                                                      REGISTRATION NO. 333-45544

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                            ------------------------

A. EXACT NAME OF TRUST:

                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST

B. NAME OF DEPOSITOR:

                       PRUDENTIAL SECURITIES INCORPORATED

                            ------------------------

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                               ONE SEAPORT PLAZA
                                199 WATER STREET
                            NEW YORK, NEW YORK 10292

                            ------------------------

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

          NOAH D. SORKIN, ESQ.                           Copy to:
   PRUDENTIAL SECURITIES INCORPORATED              KENNETH W. ORCE, ESQ.
            ONE SEAPORT PLAZA                     CAHILL GORDON & REINDEL
            199 WATER STREET                          80 PINE STREET
        NEW YORK, NEW YORK 10292                 NEW YORK, NEW YORK 10005

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

                        AN INDEFINITE NUMBER OF UNITS OF
             NATIONAL EQUITY TRUST FORBES SEMICONDUCTOR INDEX TRUST
                    PURSUANT TO RULE 24F-2 PROMULGATED UNDER
                 THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                   INDEFINITE

G. AMOUNT OF FILING FEE:

                                      N/A

                            ------------------------

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT.

   >
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

             NATIONAL EQUITY TRUST FORBES SEMICONDUCTOR INDEX TRUST
                             CROSS-REFERENCE SHEET
                      PURSUANT TO RULE 404 OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION AS
                         TO THE PROSPECTUS IN FORM S-6)


                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
    -------------------------------------  -------------------------------------

                    I. ORGANIZATION AND GENERAL INFORMATION

 1. (a) Name of Trust....................  Prospectus front cover

    (b) Title of securities issued.......  Prospectus front cover

 2. Name and address of each depositor...  Sponsor, Prospectus back cover

 3. Name and address of trustee..........  Trustee

 4. Name and address of each principal
      underwriter........................  Sponsor

 5. State of organization of trust.......  The Trust

 6. Execution and termination of trust
      agreement..........................  Summary of Essential Information; The
                                           Trust; Amendment and Termination of
                                             the Indenture--Termination

 7. Changes of Name......................  *

 8. Fiscal year..........................  *

 9. Litigation...........................  *


        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. (a) Registered or bearer
      securities.........................  *

    (b) Cumulative or distributive
      securities.........................  *

    (c) Redemption.......................  Rights of Unit Holders--Redemption

    (d) Conversion, transfer, etc........  Rights of Unit Holders--Redemption

    (e) Periodic payment plan............  *

    (f) Voting rights....................  *

    (g) Notice to certificateholders.....  The Trust; Rights of Unit
                                             Holders--Reports and Records;
                                             Sponsor--Responsibility; Sponsor--
                                             Resignation; Trustee--Resignation;
                                             Amendment and Termination of the
                                             Indenture

    (h) Consents required................  The Trust; Amendment and Termination
                                           of the Indenture

    (i) Other provisions.................  Tax Status

------------------
* Inapplicable, answer negative or not required.

11. Type of securities comprising
      units..............................  Prospectus front cover; Objective;
                                             Security Selection; The Trust

12. Certain information regarding
      periodic payment certificates......  *

13. (a) Load, fees, expenses, etc........  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Profit of Sponsor; Public
                                             Offering of Units--Volume Discount;
                                             Public Offering of Units--Employee
                                             Discount; Exchange Option;
                                             Reinvestment Program; Expenses and
                                             Charges

    (b) Certain information regarding
      periodic payment certificates......  *

    (c) Certain percentages..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Profit of Sponsor; Public
                                             Offering of Units--Volume Discount;
                                             Public Offering of Units--Employee
                                             Discount; Exchange Option

    (d) Price differentials..............  Public Offering of Units--Employee
                                           Discount

    (e) Certain other fees, etc. payable
        by holders.......................  Rights of Unit Holders--Certificates

    (f) Certain other profits receivable
        by depositor, principal
        underwriter, trustee or
        affiliated persons ..............  Rights of Unit
                                             Holders--Redemption--Purchase by the
                                             Sponsor of Units Tendered for
                                             Redemption

    (g) Ratio of annual charges to
        income...........................  *

14. Issuance of trust's securities.......  The Trust; Rights of Unit
                                           Holders--Certificates

15. Receipt and handling of payments from
      purchasers.........................  *

16. Acquisition and disposition of
      underlying
      securities.........................  The Trust--Trust Formation; The
                                             Trusts--Securities Selection; Rights
                                             of Unit Holders--Redemption;
                                             Sponsor--Responsibility

17. Withdrawal or redemption.............  Rights of Unit Holders--Redemption

18. (a) Receipt, custody and disposition
      of income..........................  Rights of Unit
                                             Holders--Distributions; Rights of
                                             Unit Holders--Reports and Records

    (b) Reinvestment of distributions....  Reinvestment Program

    (c) Reserves or special funds........  Expenses and Charges; Rights of Unit
                                           Holders--Distributions

    (d) Schedule of distributions........  *

19. Records, accounts and reports........  Rights of Unit
                                             Holders--Distributions; Rights of
                                             Unit Holders--Reports and Records

20. Certain miscellaneous provisions of
      trust agreement....................  Sponsor--Limitations on Liability;

------------------
* Inapplicable, answer negative or not required.

    (a) Amendment........................  Sponsor--Resignation;

    (b) Termination......................  Trustee--Limitations on Liability;

    (c) and (d) Trustee, removal and
      successor..........................  Trustee--Resignation;

    (e) and (f) Depositor, removal and
      successor..........................  Amendment and Termination of the
                                           Indenture

21. Loans to security holders............  *

22. Limitation on liability..............  The Trust; Sponsor--Limitations on
                                             Liability; Trustee--Limitations on
                                             Liability; Evaluator--Limitations
                                             on Liability

23. Bonding arrangements.................  Additional Information--Item A

24. Other material provisions of trust
      agreement..........................  *

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of depositor............  Sponsor

26. Fees received by depositor...........  *

27. Business of depositor................  Sponsor

28. Certain information as to officials
      and affiliated persons of
      depositor..........................  Contents of Registration
                                           Statement--Part II

29. Companies controlling depositor......  Sponsor

30. Persons controlling depositor........  *

31. Payments by depositor for certain
      services rendered to trust.........  *

32. Payments by depositor for certain
      other services rendered to trust...  *

33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................  *

34. Remuneration of other persons for
      certain services rendered to
      trust..............................  *

35. Distribution of trust's securities in
      states.............................  Public Offering of Units--Public
                                           Distribution

36. Suspension of sales of trust's
      securities.........................  *

37. Revocation of authority to
      distribute.........................  *

38. (a) Method of distribution...........  Public Offering of Units

    (b) Underwriting agreements..........  Public Offering of Units

    (c) Selling agreements...............  Public Offering of Units

39. (a) Organization of principal
      underwriter........................  Sponsor

    (b) N.A.S.D. membership of principal
      underwriter .......................  Sponsor

40. Certain fees received by principal
      underwriter........................  *

41. (a) Business of principal
      underwriter........................  Sponsor

------------------
* Inapplicable, answer negative or not required.

    (b) Branch offices of principal
        underwriter......................  Sponsor

    (c) Salesmen of principal
      underwriter........................  *

42. Ownership of trust's securities by
      certain persons ...................  *

43. Certain brokerage commissions
      received by principal
      underwriter........................  *

44. (a) Method of valuation..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Public Distribution; Public
                                             Offering of Units--Secondary
                                             Markets

    (b) Schedule as to offering price....  *

    (c) Variation in offering price to
      certain persons....................  Public Offering of Units--Public
                                             Distribution; Public Offering of
                                             Units--Volume Discount; Public
                                             Offering of Units--Employee
                                             Discount; Exchange Option

45. Suspension of redemption rights......  *

46. (a) Redemption Valuation.............  Summary of Essential Information;
                                             Rights of Unit
                                             Holders--Redemption--Computation of
                                             Redemption Price per Unit

    (b) Schedule as to redemption
      price..............................  *

47. Maintenance of position in underlying
      securities.........................  Public Offering of Unit--Secondary
                                             Market; Rights of Unit
                                             Holders--Redemption--Computation of
                                             Redemption Price per Unit; Rights
                                             of Unit
                                             Holders--Redemption--Purchase by
                                             the Sponsor of Units Tendered for
                                             Redemption

              IV. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of
      trustee............................  Trustee

49. Fees and expenses of trustee.........  Expenses and Charges

50. Trustee's lien.......................  Expenses and Charges--Other Charges


          V. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's
      securities.........................  *

                            VI. POLICY OF REGISTRANT

52. (a) Provisions of trust agreement
        with respect to selection or
        elimination of underlying
        securities.......................       Prospectus front cover; The
                                                Trust--Trust Formation; The
                                              Trust--Objectives and Securities
                                             Selection; Sponsor--Responsibility

------------------
* Inapplicable, answer negative or not required.

    (b) Transactions involving
        elimination of underlying
        securities.......................  *

    (c) Policy regarding substitution or
        elimination of underlying
        securities.......................  Sponsor--Responsibility

    (d) Fundamental policy not otherwise
        covered..........................  *

53. Tax status of trust..................  Prospectus front cover; Tax Status

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten
      years..............................  *

55.

56. Certain information regarding
      periodic payment certificates......  *

57.

58.

59. Financial statements
      (Instruction 1(c) to Form S-6).....  Statement of Financial Condition

------------------
* Inapplicable, answer negative or not required.

                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST



                                     [LOGO]

--------------------------------------------------------------------------------
The objective of the Trust is capital appreciation. The Trust will invest in a portfolio consisting of the common stocks in the Forbes Semiconductor Index.
--------------------------------------------------------------------------------

SPONSOR:                                                       [LOGO] Prudential
                                                                      Securities


PLEASE READ AND RETAIN                        Prospectus dated December 14, 2000
THIS PROSPECTUS FOR FUTURE REFERENCE.


--------------------------------------------------------------------------------

The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST
                               TABLE OF CONTENTS


                                                                                                                               PAGE
                                                                                                                               ----
Risk Factors................................................................................................................    A-1
Fee Table...................................................................................................................    A-3
Summary of Essential Information............................................................................................    A-4
Independent Auditors' Report................................................................................................    A-7
Statement of Financial Condition............................................................................................    A-8
Schedule of Portfolio Securities............................................................................................    A-9
The Trust...................................................................................................................    B-1
  Summary Description of the Portfolio......................................................................................    B-1
Risk Factors................................................................................................................    B-2
  Market Risks..............................................................................................................    B-2
  Fluctuating Security Value................................................................................................    B-2
  Payment Risks.............................................................................................................    B-2
Unit Creation...............................................................................................................    B-3
  Deposit of Securities.....................................................................................................    B-3
Tax Status of the Trust.....................................................................................................    B-4
Retirement Plans............................................................................................................    B-6
Public Offering of Units....................................................................................................    B-6
  Public Offering Price.....................................................................................................    B-6
  Sales Charge..............................................................................................................    B-6
  Public Distribution.......................................................................................................    B-7
  Secondary Market..........................................................................................................    B-7
  Profit of Sponsor.........................................................................................................    B-8
  Volume Discount...........................................................................................................    B-8
  Employee Discount.........................................................................................................    B-9
Rights of Unit Holders......................................................................................................    B-9
  Ownership of Units........................................................................................................    B-9
  Certain Limitations.......................................................................................................    B-9
  Distribution..............................................................................................................    B-9
  Tender of Units for Redemption............................................................................................   B-10
  Purchase by the Sponsor of Units Tendered for Redemption..................................................................   B-10
  Computation of Redemption Price per Unit..................................................................................   B-11
Exchange Option.............................................................................................................   B-11
Expenses and Charges........................................................................................................   B-12
  Organization Costs........................................................................................................   B-12
  Trust Fees and Expenses...................................................................................................   B-12
  Creation and Development Fee..............................................................................................   B-13
  Other Charges.............................................................................................................   B-13
  Payment...................................................................................................................   B-13
Administration of the Trust.................................................................................................   B-14
  Forbes License Agreement..................................................................................................   B-14
  Reports and Records.......................................................................................................   B-14
Amendment...................................................................................................................   B-15
Termination.................................................................................................................   B-15
  Termination Options.......................................................................................................   B-15
Resignation, Removal and Liability..........................................................................................   B-17
Trustee.....................................................................................................................   B-17
  Limitations on Liability..................................................................................................   B-17
  Responsibility............................................................................................................   B-17
  Resignation...............................................................................................................   B-17
Sponsor.....................................................................................................................   B-17
  Limitations on Liability..................................................................................................   B-18
  Responsibility............................................................................................................   B-18
  Resignation...............................................................................................................   B-18
  Code of Ethics............................................................................................................   B-18
Legal Opinions..............................................................................................................   B-19
Independent Auditors........................................................................................................   B-19

     OBJECTIVE--The objective of the National Equity Trust, Forbes Semiconductor Index Trust (the "Trust") is capital appreciation. The Trust seeks to achieve its objective through an investment for approximately three years in a portfolio of the Securities in the Forbes Semiconductor Index.

    o Capital appreciation: an increase in the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust when compared to the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust.

     Dividend income is not an objective of the Trust.

     STRATEGY--The Trust Portfolio consists of common stock issued by the 25 companies whose stocks constitute the Forbes Semiconductor Index* (the "Securities" or "Security" as the context requires).

     The Securities were selected irrespective of any buy or sell recommendation by the Sponsor. The Sponsor may have a sell recommendation on one or more of the stocks in the Trust.

     SECURITIES SELECTION. The Securities in the Forbes Semiconductor Index (the "Index") are determined by Forbes as follows:

     The Index is an equally weighted index of the common stock of 25 semiconductor companies selected from the annual Forbes 500 issue ("Index Securities").


     The Index was created by Forbes on May 11, 2000 by taking the top 25 semiconductor** companies from the April 17 Forbes 500 Largest U.S. Companies List in order of market capitalization. Once the 25 companies are selected, additional companies are not added to the hypothetical portfolio to replace companies that have been removed as a result of mergers, acquisitions, or other corporate actions. In the event of such actions, the terms of the merger, acquisition, sale or other corporate action are followed and the Index is adjusted accordingly on a case by case basis. The Index may contain more or less than 25 stocks during a performance year. The Index holdings assume an approximate life of 12 months, at which time the selection process is repeated. Changes to the Index will occur after the release of the annual Forbes 500 issue.



     Semiconductors are present in a variety of products used by consumers such as electronic digital devices, cellular phones, gaming consoles, wireless handsets and personal computers.


     The Portfolio of the Trust will change as the Index changes. The actual return of an investment in the Trust may vary from the performance of the Index because the portfolio of the Trust may not match that of the companies in the Index and Units of the Trust are subject to a sales charge and Trust expenses. If Securities are sold for compliance with the regulated investment company rules or other reasons and other securities are not acquired such that the securities in the Index are exactly replicated in the Portfolio of the Trust, the performance of the Trust will likely be different from the performance of the Index.

     RISK FACTORS--There can be no assurance that the Trust's objective can be realized.

    o You may lose money by buying Units in the Trust.

    o The price of a Security may fall.

     The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and particularly those factors that affect the economic and financial condition of each issuer of a Security in particular. You should note that the Index was selected on May 11, 2000. After that date:

    o one or more of the Securities may not be included in the Index due to, for example, various corporate actions.

     The portfolio of the Trust was established on the Date of Deposit based, as closely as practicable, on the weighting of the securities in the Index on that date and, therefore, the Securities in the Trust may not reflect the equal weighting of 4% per security that existed on May 11, 2000 when the Index was selected.

     Since the Trust Portfolio consists of common stock, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the degree of protection of capital of debt securities. Common stock has neither a fixed principal amount nor a maturity and has values which are subject to market fluctuations for as long as the common stock remains outstanding. These factors similarly impact on the ability of an issuer to pay dividends.

     The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. The value of the stock in the Trust may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

    o The value of a Unit may be subject to greater volatility than an investment in a more diversified

------------------

* The Trust is not sponsored, endorsed, sold or promoted by Forbes Index Inc., or its affiliates ("Forbes") and Forbes makes no representation regarding the advisability of investing in the Trust. "Forbes"(R) and "Forbes Semiconductor Index"(R) are trademarks of Forbes Management Co. Inc. and have been licensed by Forbes for use by the Sponsor on behalf of the Trust.


** A company is considered to be a semiconductor company based on its Standard
   Industrial Classification designation as published by the Office of Management and Budget.

    portfolio since the Trust Portfolio contains stocks concentrated in the semiconductor industry.

    o The value of the Units will fluctuate depending on the value of the Securities.

    o The value of the Securities will fluctuate based on all the factors that have an impact on the economy and the equity markets.

     The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. The net asset value per Unit will be reduced by the amount of Securities sold.

SEMICONDUCTOR INDUSTRY--ADDITIONAL RISKS

     The portfolio of the Trust is concentrated in issuers within the semiconductor industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting semiconductor issuers because any negative impact on the semiconductor industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the semiconductor industry and the risks which such an investment may entail.

     The semiconductor business is intensely competitive, subject to rapid technological change and pricing pressures and requires high rates of investment. The rapid pace of change and technological breakthroughs constantly create new opportunities for a company's competitors and start-ups, which can quickly render existing technologies less valuable. Rapid price erosion is a significant risk in the semiconductor industry. To the extent that a company depends on a limited number of customers for a major portion of its revenues a loss of one or more of those customers could materially adversely affect a company.

     The semiconductor business is cyclical in nature. An increase in manufacturing capacity followed by a decline in demand for products will likely materially adversely affect a semiconductor company. The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. Many semiconductor companies rely on third-party wafer fabricators to supply product. These fabricators may be located in unstable foreign locations. Semiconductor companies may be adversely affected by, among other things, unavailability or increased prices of raw materials, labor unrest, production disruption or shortages and currency exchange rates fluctuations.

     The success of the issuers of the Securities depends in subtantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, we cannot assure that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

     The Trust's Securities in the past have experienced, and in the future are likely to experience, substantial price volatility and speculative trading. Accordingly, upon redemption of Units or termination of the Trust a Unitholder may receive an amount less than the Unitholder's initial investment.

     Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of semiconductor stocks to fluctuate substantially. In addition, semiconductor company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the Units.

     The Sponsor cannot predict the impact the above-stated risks may have on the Securities in the portfolio over the life of the Trust.

     Please see Part B for additional Risk Factors.

                                   FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges." Although the Trust has a term of approximately three years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                     AMOUNT PER 1,000
                                                       UNITS WITH A
UNIT HOLDER SALES CHARGES                             VALUE OF $1,000
--------------------------------------------------   -----------------
Maximum Sales Charges (three year investment).....        $ 62.50           6.25 %*
Creation and Development Fee (maximum) (.25% per
  year)(d)........................................        $ 10.00           1.00 %
Maximum Sales Charges (including Creation and
  Development Fee)................................                                            7.25%

  *Initial Sales Charge paid at purchase (as a
     percentage of offering price)................        $ 10.00           1.00 %(a)
     DSC paid in installments (as a percentage of
       Initial Offering Price)....................        $ 17.50           1.75 %(b)
     Initial Sales Charge and one year DSC........                                            2.75%
  Additional DSC paid in installments (as a
     percentage of Initial Offering Price) for
     Unit Holders on the Second Year Commencement
     Date.........................................        $ 17.50           1.75 %(b)
     Initial Sales Charge and two year DSC........                                            4.50%
  Additional DSC Paid in installments (as a
     percentage of Initial Offering Price) for
     Unit Holders of the Third Year Commencement
     Date.........................................        $ 17.50           1.75 %(b)
     Initial Sales Charge and three year DSC......                                            6.25%

ORGANIZATIONAL COSTS AND EXPENSES(c)..............        $  3.50
ANNUAL TRUST OPERATING EXPENSES (as a percentage
  of average net assets)
  Annual Trustee's Fee............................        $  0.90           0.09 %
Other Operating Expenses (including Portfolio
  Supervision, Bookkeeping and Administrative
  Fees)...........................................        $  1.99           0.199%
                                                          -------          ------
          Total(e)................................        $  2.89           0.289%
                                                          =======          ======



                                     EXAMPLE

                                                                  CUMULATIVE EXPENSES
                                                                   PAID FOR PERIOD:
                                                     ---------------------------------------------
                                                           1 YEAR                    3 YEARS
                                                     -------------------       -------------------
An investor would pay the following expenses on a
  $10,000 investment, assuming the Trust's
  operating expense ratio and organization cost of
  .639% and a 5% annual return on the
  investment throughout the periods...............         $363.90                   $829.70


The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATE OF RETURN; THE ACTUAL EXPENSES AND ANNUAL RATE OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE.
------------------


(a) The Initial Sales Charge is actually the difference between 2.75% and the Deferred Sales Charge ("DSC") in the first year ($17.50 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 1,000 Units. As the DSC is paid, the Initial Sales Charge will increase such that if you purchase Units in the first year of the Trust, your first year sales charge will equal 2.75%.



(b) The actual fee is $1.75 per month per 1,000 Units, irrespective of purchase or redemption price, payable each month for 10 months each year. If you sell, exchange or redeem Units before all of the payments have been made, the balance of the DSC will be deducted from the Unit proceeds unless the second and third year DSC are waived. If the Unit price exceeds $1 per Unit, the DSC in the first year will be less than 1.75%; if the Unit price is less than $1 per Unit, the DSC will exceed 1.75%.



(c) Investors will bear all or a portion of the costs incurred in organizing the Trust. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.



(d) The Creation and Development Fee is a new charge that compensates the Sponsor for the creation and development of the Trust. This fee is a charge of .25% per year during the life of the Trust. The Trust accrues this fee monthly during the life of the Trust based on its net asset value on the last business day of each month and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Trust more than 1.00% of the Unit Holder's initial investment. If you sell or redeem Units, no additional Creation and Development Fee will be charged on those Units. For further information about this fee see "Creation and Development Fee" later in this Prospectus.


(e) The estimates do not include the cost borne by Unitholders of purchasing and selling Securities.

                        SUMMARY OF ESSENTIAL INFORMATION


                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST
                            AS OF DECEMBER 13, 2000*



AGGREGATE VALUE OF SECURITIES.....................   $  123,749.96
NUMBER OF UNITS...................................         125,000
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST
  REPRESENTED BY EACH UNIT........................       1/125,000th
  Value of Securities in the Trust (per 1,000
     Units).......................................   $      986.50
  Plus value of Securities for organization costs
     (per 1,000 Units)**..........................   $        3.50
                                                     -------------
  Total value of Securities (per 1,000
     Units)***....................................   $      990.00
  Plus maximum sales charge of 2.75% of Public
     offering Price (2.778% of net amount invested
     in Securities)****...........................   $       27.50
  Less Deferred Sales Charge per 1,000 Units......          (17.50)
                                                     -------------
  Public Offering Price per 1,000 Units*****......   $    1,000.00
  Plus the amount per 1,000 Units in the Income
     Account......................................   $        0.00
                                                     -------------
          Total per 1,000 Units...................   $    1,000.00
                                                     =============

REDEMPTION AND SPONSOR'S SECONDARY MARKET REPURCHASE
  PRICE PER 1,000 UNITS******
  (based on the value of the underlying Securities
  less the Deferred Sales Charge per 1,000
  Units)..........................................   $      972.50

For Units redeemed or repurchased on or after the
  Second Year Commencement Date...................   $      946.11

For Units redeemed or repurchased on or after the
  Third Year Commencement Date....................   $      922.96

MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 1,000
  Units.

TRUSTEE'S FEE AND ESTIMATED EXPENSES: $2.64 per
  1,000 Units+

CREATION AND DEVELOPMENT FEE: $2.50 per 1,000
  Units.

SPONSOR'S PORTFOLIO SUPERVISION FEE+: Maximum of
  $0.25 per 1,000 Units.

EVALUATION TIME: 4:00 P.M. New York Time

TERMINATION DATE: April 21, 2004++

SPONSOR'S LOSS ON DEPOSIT: $2,730.85

MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the value of the Securities calculated after the last deposit of Securities.

DEFERRED SALES CHARGE DEDUCTION DATES: The 1st day of each month commencing July 1, 2001.

SECOND YEAR COMMENCEMENT DATE: July 1, 2002+++

THIRD YEAR COMMENCEMENT DATE: July 1, 2003+++

MINIMUM PURCHASE: $250.00.


------------------

      * The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.


     ** $3.50 per 1,000 Units will be distributed to the Sponsor to reimburse the Sponsor for the payment of the organization costs. The Securities are subject to the sales charge.


   *** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).

  **** The sales charge consists of an Initial Sales Charge and a Deferred Sales
       Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge in the first year of the Trust ($17.50 per 1,000 Units) from the aggregate sales charge (a maximum of 2.75% of the Public Offering Price); thus on the date of this Summary of Essential Information, the maximum Initial Sales Charge is $10 per 1,000 Units or 1% of the Public Offering Price. Unit Holders holding Units on the Second Year Commencement Date will be charged an additional Deferred Sales Charge of $17.50 per 1,000 Units, payable at the rate of $1.75 per 1,000 Units for the first 10 months in the second year of the Trust (the total deferred sales charge for such Unit Holders will be $35.00 per 1,000 Units--the Initial Sales Charge and the Deferred Sales Charge payable over 2 years of $35.00 will equal approximately 4.5% of the initial Public Offering Price). Unit Holders holding Units on the Third Year Commencement Date will be charged an additional Deferred Sales Charge of $17.50 per 1,000 Units, payable at the rate of $1.75 per 1,000 Units for the first 10 months in the third year of the Trust (the total deferred

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

       sales charge for such Unit Holders will be $52.50 per 1,000 Units--the Initial Sales Charge and the Deferred Sales Charge payable over 3 years of $52.50 will equal approximately 6.25% of the initial Public Offering Price). The Initial Sales Charge is deducted from the purchase price at the time of purchase and is reduced on a graduated basis on purchases of $50,000 or more (see Part B--"Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $1.75 per 1,000 Units on each Deferred Sales Charge Deduction Date. On a repurchase or redemption of Units before the last Deferred Sales Charge Deduction Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. On an exchange, sale or redemption of Units before the last Deferred Sales Charge Deduction Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds except that if the exchange, redemption or sale occurs before the Second Year Commencement Date, the Second and Third Year Deferred Sales Charge will be waived. If the exchange, redemption or sale occurs before the Third Year Commencement Date, the Third Year Deferred Sales Charge will be waived.


 ***** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date.


****** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date. This price reflects deductions for remaining Deferred Sales Charge payments ($17.50 per 1,000 Units initially). The redemption and repurchase price will be further reduced to reflect the Trust's costs of liquidating Securities to meet the redemption, currently estimated at $2.51 per 1,000 Units.



      + See: "Expenses and Charges" in this Prospectus. The fee accrues daily and is payable quarterly. Estimated dividends from the Securities, based on the last dividends actually paid, are not expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. The Trust will sell Securities to pay Trust expenses if the Trust expenses exceed the dividend income of the Trust. In addition, brokerage fees borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $2.51 per 1,000 Units.


    ++ The Trust may be terminated before the Termination Date. See Part
       B--"Termination." The sale of Securities will occur during the Liquidation Period, the 10 business day period commencing on the Termination Date.

   +++ The total Deferred Sales Charge for Units held on the Second Year
       Commencement Date will be $35.00. The total Deferred Sales Charge for Units held on the Third Year Commencement Date will be $52.50.

                      SPECIAL CHARACTERISTICS OF THE TRUST

     The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust and to reflect changes to the Index. The proportionate relationship for all future subsequent deposits will be adjusted to reflect changes in the Index.


     If you buy Units shortly before the record date for a distribution you will pay the full price for the Units (including a sales charge) and then receive a portion of the price back as a taxable distribution.


     Because the expenses of the Trust are expected to exceed the dividend income received by the Trust, the Trust is not expected to distribute income to Unit Holders.

     PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the value of the underlying Securities in the Trust's Portfolio divided by the number of Units outstanding in the Trust, plus the applicable sales charge. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--"Public Offering of Units--Public Offering Price.") The Initial Sales Charge will vary with changes in the aggregate sales charge.

     Unitholders investing the proceeds of distribution from a previous terminating Series of National Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units.

     SECONDARY MARKET--The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--"Public Offering of Units--Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units only by tendering his Units to the Trustee for redemption. (See Part B--"Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.") The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. To the extent the entire Deferred Sales Charge has not been deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption. If a Unit Holder owns Units on the Second or Third Year Commencement Date and exchanges, redeems or sells his Units before the last Deferred Sales Charge Deduction Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge. i.e., $35.00 in the second year and $52.50 in the third year less the Deferred Sales Charge previously deducted.

     TRUST TERMINATION--The Trust will terminate on the Termination Date unless terminated earlier. A Unit Holder's Units will be redeemed in-kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

     SECURITIES DISPOSITION OPTIONS ON TERMINATION--You must notify the Trustee before the Termination Date of the Trust of the option(s) that you choose. You may elect one or more of the following three options.

    o Receipt of Securities "in-kind"

    o Receipt of the cash value of the Unit

    o Receipt of units in a new trust for the cash proceeds of your Units of this Trust (you may realize a tax gain or loss from the sale of Securities).

     Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                          INDEPENDENT AUDITORS' REPORT

TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE NATIONAL EQUITY TRUST FORBES SEMICONDUCTOR INDEX TRUST


     We have audited the accompanying Statement of Financial Condition, including Schedule of Portfolio Securities, of the National Equity Trust Forbes Semiconductor Index Trust as of December 13, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial Condition and Schedule of Portfolio Securities as of December 13, 2000, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the National Equity Trust Forbes Semiconductor Index Trust as of December 13, 2000, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


New York, New York
December 13, 2000

                        STATEMENT OF FINANCIAL CONDITION
                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST
                    AS OF DATE OF DEPOSIT, DECEMBER 13, 2000


                                 TRUST PROPERTY


Sponsor's Contracts to Purchase underlying Securities backed
  by an irrevocable letter of credit(a)(e)..................   $123,749.96
                                                               -----------
     Total..................................................   $123,749.96
                                                               ===========

                 LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities--
     Payment of deferred portion of sales charge(b).........   $  6,562.50
     Reimbursement to Sponsor for organization costs(e).....        437.50
                                                               -----------
     Subtotal...............................................      7,000.00
                                                               -----------
Interest of Holders--
     Units of fractional undivided interest outstanding:
          Cost to investors(c)..............................    125,000.00
          Less: Gross underwriting commission(d)............     (7,812.54)
          Less: Organization costs(e).......................       (437.50)
                                                               -----------
Net amount applicable to investors..........................    116,749.96
                                                               -----------
               Total........................................   $123,749.96
                                                               ===========


------------------


     (a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on Standard Chartered Bank in the amount of $5 million dollars has been deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.



     (b) Represents the aggregate amount of mandatory distributions of $1.75 per 1,000 Units per month payable on the 1st day of each month from July, 2001 through April, 2002 and $1.75 per 1,000 Units per month payable on the 1st day of each month from July, 2002 through April, 2003 and $1.75 per 1,000 Units per month payable on the 1st day of each month from July, 2003 through April, 2004. Distributions will be made to an account maintained by the Trustee from which the Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed before April 1, 2004, the remaining portion of the distribution applicable to those Units will be transferred to that account on the redemption date except that if Units are redeemed before the Second Year Commencement Date the second year DSC of $17.50 will be waived and if Units are redeemed before the Third Year Commencement Date the third year DSC of $17.50 will be waived.


     (c) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."


     (d) The aggregate maximum sales charge of 6.25% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price."


     (e) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES
                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST
                     ON DATE OF DEPOSIT, DECEMBER 13, 2000



                                                                  PERCENTAGE OF
                                                                  AGGREGATE          PRICE        COST OF
                                                        NUMBER     MARKET             PER         STOCKS
PORTFOLIO                                                OF         VALUE          SHARE TO         TO
   NO.     NAME OF ISSUER                               SHARES    OF TRUST           TRUST       TRUST(1)
---------  ------------------------------------------   ------    -------------    ---------    -----------
     1.    Analog Devices Inc.                            118          5.20%       $ 54.5625    $  6,438.38
     2.    Altera Corp.                                   159          3.40          26.5000       4,213.50
     3.    Advanced Micro Devices Inc.                    151          2.04          16.7500       2,529.25
     4.    Amkor Technology Inc.                          168          2.23          16.4375       2,761.50
     5.    Atmel Corp.                                    351          3.71          13.0625       4,584.94
     6.    Broadcom Corp                                   44          4.92         138.2500       6,083.00
     7.    Conexant Systems Inc.                          180          3.85          26.5000       4,770.00
     8.    Cree Inc.                                      110          3.30          37.1250       4,083.75
     9.    Cypress Semiconductor Corp                     129          2.47          23.6875       3,055.69
    10.    Globespan Inc.                                  95          3.30          42.9375       4,079.06
    11.    Intel Corp.                                    114          3.27          35.5000       4,047.00
    12.    Linear Technology Corp.                        132          5.27          49.3750       6,517.50
    13.    Lam Research Corp                              215          2.88          16.5625       3,560.94
    14.    LSI Logic Corp.                                140          2.44          21.6100       3,025.40
    15.    Microchip Technology Inc.                      190          3.49          22.7500       4,322.50
    16.    Micron Technology Inc.                         116          3.22          34.3750       3,987.50
    17.    Maxim Integrated Products Inc.                 115          4.96          53.3750       6,138.11
    18.    National Semiconductor Corp.                   131          2.36          22.3125       2,922.94
    19.    PMC-Sierra Inc.                                 50          4.51         111.5000       5,575.00
    20.    Qlogic Corp.                                   110          8.99         101.1250      11,123.75
    21.    RF Micro Devices Inc.                          151          3.60          29.5000       4,454.50
    22.    Rambus Inc.                                    161          6.18          47.5000       7,647.50
    23.    Texas Instruments Inc.                         101          3.92          48.0000       4,848.00
    24.    Vitesse Semiconductor Corp.                    136          6.43          58.5000       7,956.00
    25.    Xilinx Inc.                                    116          4.06          43.3125       5,024.25
                                                                                                -----------
                                                                                                $123,749.96
                                                                                                ===========


------------------

(1) The Securities were acquired by the Sponsor on December 13, 2000. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Trustee was made on the basis of the closing prices of the Securities at the Evaluation Time on December 13, 2000. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $126,480.81.


     The Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the Securities in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.

                      [This page intentionally left blank]

PROSPECTUS--PART B:
--------------------------------------------------------------------------------

Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------

                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST
                                  INTRODUCTION

     Prudential Securities Incorporated (the "Sponsor") and The Bank of New York (the "Trustee") signed a Trust Indenture and Agreement ("Trust Agreement") and a related Reference Trust Agreement that created this series of the National Equity Trust Forbes Semiconductor Index Trust under the laws of the State of New York. The Sponsor, Prudential Securities Incorporated, is a wholly-owned, indirect subsidiary of The Prudential Insurance Company of America. The objective of the Trust is capital appreciation through an investment for approximately three years in a portfolio of the stocks comprising the Forbes Semiconductor Index.

                                   THE TRUST

SUMMARY DESCRIPTION OF THE PORTFOLIO

     On the Date of Deposit, the Sponsor deposited the Securities with the Trustee. The Trust may also contain contracts and funds for the purchase of the Securities and/or cash (or a letter of credit instead of cash) with instructions to the Trustee to purchase Securities (see "Schedule of Portfolio Securities" in Part A). The Trustee then immediately delivered to the Sponsor the units (the "Units") comprising the entire ownership of the Trust as of the Date of Deposit. The Sponsor, through this Prospectus, is offering the Units to the public.

     The Trust consists of:

     (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and

     (2) any additional Securities and/or cash that the Trust acquires and holds pursuant to the provisions of the Indenture and

     (3) uninvested cash realized from the disposition of Securities.

     Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and because the Trust may acquire additional Securities, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Sponsor--Responsibility."

     The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Securities will be sold in connection with redemptions of Units, if Securities are removed from the Index, to align the portfolio of the Trust with the securities weightings in the Index, for regulated investment company tax compliance purposes and to pay Trust fees, costs and expenses including the DSC. Neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Sponsor may direct the disposition by the Trustee of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility.")

     The Trustee will adjust the composition of the Portfolio from time to time, to the extent practicable, to conform to changes in the composition of the Index. Pursuant to the provisions of the Trust Agreement, the Trustee will make conforming changes to the Trust's portfolio in order to correlate the Securities in the Trust with the securities comprising the Index. While other Index changes may lead to adjustments in the Trust's portfolio, the most common changes are likely to occur as a result of changes in the securities included in the Index. The Trust Agreement sets forth the method of adjustments which may occur thereunder as a result of corporate actions to the Index, such as changes in the identity of the component stocks. For example, in the event of an Index change (in which the common stock of one issuer held in the Index is replaced by the common stock of another), the Trustee may sell all shares of the Security held in the Trust corresponding to the old Index security and use the proceeds of such sale to purchase replacement Securities corresponding to the new Index security.

     All adjustments to the Portfolio held by the Trustee shall be made by the Trustee as set forth in the Trust Agreement and shall be non-discretionary. All portfolio adjustments will be made unless such adjustments would cause the Trust to lose its status as a "regulated investment company" under Subchapter M of the Internal Revenue Code. Additionally, the Trustee is required to adjust the composition of the portfolio of the Trust at any time if it is necessary to insure the continued qualification of the Trust as a regulated investment company. The adjustments are intended to conform the composition of the portfolio, to the extent practicable, to the composition of the Index. Such adjustments are based upon the Index as it is currently determined by Forbes. To the extent that the method of determining the Index is changed by Forbes in a manner that would affect the adjustments provided for in the Trust Agreement, the Trustee and the Sponsor shall have the right to amend the Trust Agreement, without the consent of the Unit

Holders, to conform the adjustments provided in this Prospectus and in the Trust Agreement to such changes so that the objective of tracking the Index is maintained.

     There is no assurance that the Trust will declare or pay any dividends in the future on the Securities initially deposited or to be deposited subsequently in the Trust. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in the Securities. Dividend income is not an objective of the Trust.

                                  RISK FACTORS

MARKET RISKS

     There can be no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, or pay dividends, depending on the full range of economic and market influences affecting:

     o the financial condition of issuers

     o the prices of equity securities in general, and

     o the stocks that this Trust buys in particular.

     If you invest in Units of the Trust, you should understand the risks inherent in an investment in common stock. The risks of investing in stock include:

     o the risk that the financial condition of one or more of the issuers of the Securities may worsen;

     o the risk that the issuer may reduce or eliminate a dividend;

     o the risk that the general condition of the stock market may weaken; and

     o the risk that the value of Units will decline as the market value of the Securities decreases.

     The Sponsor can not predict the direction or scope of any of these factors. See the risks described in Part A of the Prospectus as well as those set forth below.

FLUCTUATING SECURITY VALUE

     Stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

     o expectations regarding domestic and foreign economic, monetary and fiscal policies,

     o inflation and interest rates,

     o currency exchange rates, economic expansion or contraction, and

     o global or regional political, economic and banking conditions.

     The Sponsor cannot predict the direction or scope of any of these factors. Additionally, stock markets have recently been at historically high levels and we cannot give any assurance that these levels will continue. Therefore we can give no assurance that the Trust will achieve its objective over its three-year life. The Trust is not designed to be a complete equity investment program.

PAYMENT RISKS

     There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks. These rights are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

     By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

     Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

     The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (l) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity; the amount payable will be subject to market fluctuations before the payment is made. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

     The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. There is no assurance that any dividends will be declared or paid in the future on the Securities. The Sponsor may direct the Trustee to dispose of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

     The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even if the Sponsor has a sell recommendation on the Security.

EARLY TERMINATION

     The Trust has a mandatory termination date set forth under Part A--"Summary of Essential Information," but may be terminated earlier if certain events occur (see "Termination"), including a reduction in the value of the Trust below the value set forth under Part A--"Summary of Essential Information."

LITIGATION

     The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. Future litigation, legislation, regulation or deregulation may have a material adverse effect on the Portfolio and may impair the ability of the issuers of the Securities to achieve their business goals.

                                 UNIT CREATION

DEPOSIT OF SECURITIES

     On the date that the Trust was created, the Sponsor deposited with the Trustee certain Securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the Units comprising the entire ownership of the Trust.

     Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders" the "Unitholders" or the "Unit Holder," as the context requires) will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. The Sponsor or the Trustee will not be liable in any way for any default, failure or defect in any Securities.

     With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities." The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Sponsor--Responsibility." Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit instead of cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits will consist of securities of the same issuers as those already in the Trust or such other securities as are needed for the Trust portfolio to match, to the extent practicable, the stocks in the Index. The proportionate relationship will change if Securities are sold or bought for compliance with the regulated investment company rules, if proceeds from a Security are invested in securities added to the Index, as a result of actions by the issuers of the Securities such as stock splits and mergers and if the weighting of the stock in the Index changes.

     Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

     This Prospectus may be used to continuously offer additional Units for sale to the public.

     The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information." The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of the Securities.

     Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as enough Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first. However, the Sponsor will accept indications of interest before the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

     On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information." Thereafter, if you redeem any Units, the amount of Securities in the Trust will decline and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the aggregate value of the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement.

     All of the Securities are publicly traded. The contracts to purchase Securities deposited initially in the Trust are expected to settle in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of Units purchased on the date of this Prospectus. To the extent the Sponsor receives the purchase price of the Units before it pays for the Securities it will benefit from the use of the cash during this period.

                            TAX STATUS OF THE TRUST

     The following summarizes the material U.S. federal income tax consequences of holding Units. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively. It assumes that the investor is not a dealer, financial institution, insurance company, partnership or other passthrough entity or other investor with special circumstances or subject to special rules.

     Investors should consult their own tax advisor about their particular circumstances, including any U.S. federal estate or gift tax consequences and any tax consequences under applicable state, local or foreign tax law.

     This discussion only addresses holders of Units who are U.S. persons, as defined in the Internal Revenue Code of 1986, as amended (the "Code"). Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions by the Portfolio (other than capital gain dividends).

TAXATION OF THE TRUST

     The Trust intends to qualify for and elect the special tax treatment applicable to "regulated investment companies" under Section 851-855 of the Code. If the Trust qualifies as a regulated investment company it will not be subject to U.S. federal income tax on the portion of its taxable income (including any net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss) it distributes to investors in a timely manner. In addition, the Trust will not be subject to the 4% excise tax on certain undistributed income to the extent it distributes (or is treated as having distributed) to investors in a timely manner at least 98% of its taxable income (including any net capital gain).

DISTRIBUTIONS

     Distributions to investors of the Trust's dividend and interest income and net short-term capital gain in any year will generally be taxable as ordinary income to investors to the extent of the Trust's taxable income (other than taxable income attributable to its net capital gain) for that year. Distributions in excess of the Trust's taxable income will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

     Distributions that are taxable as ordinary income to investors will constitute dividends for U.S. federal income tax purposes. Certain corporate investors will be eligible for the 70% dividends-received deduction to the extent that the distributions are appropriately designated by the Trust and are attributable to eligible dividends received by the Trust from domestic issuers with respect to whose Securities the Trust satisfies the requirements for the dividends-received deduction. Depending upon the particular corporate investor's circumstances, additional limitations on the availability of the dividends-received deduction may be applicable. Investors are urged to consult their own tax advisors in this regard.

     Any dividends received by the Trust from foreign issuers will in most cases be subject to foreign withholding taxes, which will generally be reduced, though not eliminated, by treaties between the United States and the relevant foreign country. Investors are not expected to be eligible for foreign tax credits with respect to these withholding taxes.

     Distributions of the Trust's net capital gain that are designated as capital gain dividends by the Trust will be taxable to investors as long-term capital gain, regardless of the time the investor has held his Units. It is anticipated that substantially all of the distributions of the Trust's net capital gains will be designated as capital gain dividends.

UNDISTRIBUTED NET CAPITAL GAINS


     In general, to the extent the Trust elects to retain and pay tax on any net capital gains in a given taxable year, an investor owning Units on the last day of such taxable year will include in income (to the extent designated by the Trust in a written notice to the investor) the investor's pro rata share of the undistributed net capital gains and will be treated as having paid a pro rata share of any taxes (which share of taxes may be allowed as a credit or a refund as the case may be) paid by the Trust in respect of such income. In such event, the tax basis of the investor's Units will be increased by the excess of the investor's share of the undistributed net capital gains over the taxes deemed paid by the investor.


GAIN OR LOSS ON DISTRIBUTION

     An investor will generally recognize capital gain or loss when the investor disposes of his Units (by sale, redemption or otherwise). In the case of a distribution of Securities to an investor upon redemption of his Units, gain or loss will generally be recognized in an amount equal to the difference between the investor's tax basis in his Units and the fair market value of the Securities received in redemption. Any such capital gain or loss will be long-term if the Unit is held for more than one year and short-term if held one year or less. Net capital gain may be taxed at a lower rate than ordinary income for certain individuals and other non-corporate taxpayers. Any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Trust. The deduction of capital loss is subject to limitations. Investors should consult their tax advisors regarding these matters.


     The investor's basis in his Units will be equal to the cost of his Units, including the initial sales charge. The proceeds received by an investor upon the termination of the Trust or the redemption of the Units will reflect deduction of deferred sales charges and the Creation and Development Fee. The relevant tax reporting forms received by investors will reflect the actual amounts paid to them, net of such deferred sales charges and the Creation and Development Fee. Accordingly, investors should not increase their basis in their Units by these deferred sales charges or the Creation and Development Fee.


     Investors will be taxed in the manner described above regardless of whether distributions from the Trust are actually paid to the investor or are reinvested. The U.S. federal tax status of each year's distributions will be reported to investors and to the Internal Revenue Service. The Trust intends to report to each investor, no later than January 31, the amount of distributions to that investor.

     You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

                                RETIREMENT PLANS

     Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are considering participation in any such plan you should review specific tax laws and pending legislation relating to the plan and should consult attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

     The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The sales charge shown in the table in the Volume Discount section is added to the net asset value per Unit. The Units outstanding may be split to create greater or fewer units (a reverse split). The Sponsor will add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units. After the Initial Date of Deposit, the Sponsor will add to the Public Offering Price a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a distribution date and money required to redeem tendered Units. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information" in accordance with:

     o fluctuations in the aggregate market value of the Securities

     o the amount of available cash on hand in the Trust

     o the amount of Trust fees, expenses and liabilities.

     A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs include:

     o the cost of the preparation of documents relating to the Trust

     o federal and state registration fees

     o the initial fees and expenses of the Trustee

     o legal expenses

     o any other out-of-pocket expenses.

     The Sponsor will receive the estimated organization costs as of the close of the initial offering period.

     As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on the closing price of the Securities on the day it makes the valuation as described under "Rights of Unit Holders--Computation of Redemption Price per Unit." If there are no such reported prices, the Trustee takes into account the same factors referred to under "Rights of Unit Holders--Computation of Redemption Price per Unit." Determinations are effective for transactions effected after the last preceding determination.

SALES CHARGE


     The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $17.50 per 1,000 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $17.50 per 1,000 Units but will decline each month by one tenth. Unit Holders holding Units on the Second Year Commencement Date will be charged an additional Deferred Sales Charge of $17.50 per 1,000 Units, payable at the rate of $1.75 per 1,000 Units for the first 10 months in the second year of the Trust (the total deferred sales charge for such Unit Holders will be $35.00 per 1,000 Units--the Initial Sales Charge and the Deferred Sales Charge payable over 2 years of $35.00 will equal approximately 4.5% of the initial Public Offering Price). Unit Holders holding Units on the Third Year Commencement Date will be charged an additional Deferred Sales Charge of $17.50 per 1,000 Units, payable at the rate of $1.75 per 1,000 Units for the first 10 months in the third year of the Trust (the total deferred sales charge for such Unit Holders will be $52.50 per 1,000 Units--the Initial Sales Charge and the Deferred Sales Charge payable over 3 years of $52.50 and the Creation and Development Fee will not exceed 7.25% of the Initial Public Offering Price). The Deferred Sales Charge will be paid through monthly payments of $1.75 per 1,000 Units per month commencing on the first

Deferred Sales Charge Payment Date shown on the Summary of Essential Information. If the Unit price exceeds $1.00 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed 1.75%. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the sale, redemption or exchange proceeds or in calculating an in kind distribution.


     For purchases of Units with a value of $50,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount." If you acquire Units of the Trust pursuant to an exchange of units of a different unit investment trust you will not have to pay an initial sales charge at the time of the exchange. However, these Units acquired will be subject to the Deferred Sales Charge.

PUBLIC DISTRIBUTION

     During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after that date in respect of additional deposits of Securities, Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 90 days unless all Units are sold beforehand in which case the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

     The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in respect of additional deposits of Securities. The Sponsor will sell Units to dealers at prices which reflect the concession listed in the Volume Discount section. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus at the then current Public Offering Price determined as provided above.

     The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     In addition, sales of Units may be made pursuant to distribution arrangements with certain banks. These banks are subject to regulation by the Office of the Comptroller of the Currency and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks in an amount equal to the amount customarily received by an agent for acting in that capacity in connection with the purchase of Units.

SECONDARY MARKET

     While not obligated to do so, the Sponsor presently intends to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price in the same manner as the Redemption Price is calculated. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units.

     In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of these Units.

     The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In such event, although under no obligation to do so, the Sponsor may, as a service to you, offer to repurchase Units at the "Redemption Price." You may redeem your Units through the Trustee.

     The Sponsor may, of course, redeem any Units that it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor will consider in making this determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of these units and its estimate of the time required to sell these units and general market conditions.

PROFIT OF SPONSOR

     The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of such difference on the Initial Date of Deposit see "Summary of Essential Information" and "Schedule of Portfolio Securities." The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for the purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

     The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

     The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

     Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

     The sales charge for the Trust in the primary market will be reduced pursuant to the following graduated scale for sales to any person of Units with a value of $50,000 or more. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. In the primary market and secondary market, as the remaining portion of the DSC declines, the Initial Sales Charge will increase so that for example, in the first year of the Trust the sales charge before any volume discount will be 2.75% of the Public Offering Price.

                                                                                                       SECONDARY MARKET
                                         PRIMARY MARKET                     DEALER CONCESSION        INITIAL SALES CHARGE
                        ------------------------------------------------    -----------------    -----------------------------
                        PERCENT OF         PERCENT OF     DEFERRED          PERCENT OF           PERCENT OF         PERCENT OF
                        PUBLIC OFFERING    NET AMOUNT    SALES CHARGE       PUBLIC OFFERING      PUBLIC OFFERING    NET AMOUNT
PURCHASES                 PRICE            INVESTED      PER 1,000 UNITS       PRICE               PRICE            INVESTED
---------------------   ---------------    ----------    ---------------    -----------------    ---------------    ----------
Less than $50,000....         2.75%           2.778%         $ 17.50               2.10%               1.00%           1.010%
$50,000-$99,999......         2.50%           2.519%           17.50               1.90%               0.75%           0.756%
$100,000-$249,999....         2.00%           2.005%           17.50               1.40%               0.50%           0.503%
$250,000 or more.....            *                *            17.50               1.20%               0.25%           0.251%


                                ADDITIONAL SECOND YEAR DSC                   ADDITIONAL THIRD YEAR DSC
                                PER 1,000 UNITS AT $1,000                    PER 1,000 UNITS AT $1,000
                        ------------------------------------------    ---------------------------------------
                                  PERCENT OF            PERCENT OF              PERCENT OF         PERCENT OF
                                  PUBLIC OFFERING       NET AMOUNT              PUBLIC OFFERING    NET AMOUNT
                         DSC         PRICE              INVESTED       DSC        PRICE            INVESTED
                        ------    ------------------    ----------    ------    ---------------    ----------
Less than $50,000....   $17.50           4.50%             4.71%      $17.50          6.25%           6.66%
$50,000-$99,999......    17.50           4.25%             4.43%       17.50          6.00%           6.38%
$100,000-$249,999....    17.50           3.75%             3.89%       17.50          5.50%           5.82%
$250,000 or more.....    17.50              *                 *        17.50             *               *


------------------
* Deferred Sales Charge only.

     The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fifteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of units of any other trust that may be offered by the Sponsor.

     Units held in the name of your spouse or in the name of your child under the age 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be acquired in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

EMPLOYEE DISCOUNT

     The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates and Forbes to purchase Units of the Trust at a price equal to the net asset value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.

                             RIGHTS OF UNIT HOLDERS

OWNERSHIP OF UNITS

     You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

     The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

VOTING OF THE PORTFOLIO SECURITIES

     No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture. Unit Holders have no right to control the operation or administration of the Trust in any manner.

DISTRIBUTION

     Whenever regulatory or tax purposes require or wherever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares. Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor.

     The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the distribution date following receipt of them. If securities will be acquired by the Trust to match additions to the Index or to cause the portfolio of the Trust to match, as closely as practicable, the securities in the Index, the proceeds held by the Trust will be used to acquire securities and will not be distributed to Unit Holders. Even though no cash is distributed, any capital gains used to purchase additional securities may have tax consequences to Unit Holders. (See "Tax Status of the Trust.") The Trustee does not need to make a distribution from the Principal Account if the balance therein is less than $1.00 per 1,000 Units outstanding. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding such funds which are interest bearing to it.

     The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. (See "Expenses and Charges.") It is anticipated that Trust income will be less than Trust expenses and that Securities will be sold to pay Trust expenses. If, however, there is sufficient income, distributions will be made quarterly. The Trustee may also withdraw from these accounts, from time to time, the amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of those amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Principal Account those amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders.")

     It is anticipated that Securities will be sold to pay the deferred sales charge on each Deferred Sales Charge Payment Date.

     The Trustee will follow a policy that it will place Securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider the furnishing of statistical and research information to the Trustee by any of the securities dealers through which the Trustee executes transactions.

TENDER OF UNITS FOR REDEMPTION

     Units may be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon delivery of a request for redemption and payment of any relevant tax. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

     You must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, you will be entitled to receive in kind an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders--Computation of Redemption Price per Unit"). The "date of tender" is deemed to be the day on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

     The Trustee will redeem Units in kind. You will be able (except during a period described below), not later than the seventh calendar day following the tender of Units (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In kind distributions (the "In Kind Distribution") will take the form of whole shares of Securities. Cash will be distributed instead of fractional shares. The cash and the whole shares will aggregate an amount equal to the Redemption Price per Unit.

     Distributions in kind on redemption of Units shall be held by The Bank of New York, as Distribution Agent, whom you shall be deemed to have designated as your agent upon purchase of a Unit, for the account of, and for disposition in accordance with the instructions of, the Unit Holder as follows:

     o The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to you no later than seven days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless you request a distribution of the Securities as set forth in the paragraph below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.


     o If you request distribution in kind, the Trustee shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any distributable cash to you together with certificates representing whole shares of each of the Securities comprising the In Kind Distribution.


     Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution in whole shares as of the date of tender. To the extent that Units are redeemed, the size of the Trust will be reduced.

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend or holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which a disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION

     The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a secondary market for Units, the Sponsor, before the close of business on the day of tender, may purchase any Units tendered to the Trustee for redemption by making payment for the Units in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see "Public Offering of Units--Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units--Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units--Profit of Sponsor").

COMPUTATION OF REDEMPTION PRICE PER UNIT

     The Redemption Price per Unit of the Trust is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information." The Redemption Price per Unit is your pro rata share, determined by the Trustee, of:

     o the aggregate value of the Securities in the Trust,

     o cash on hand in the Trust including dividends receivable on stocks trading ex-dividend as of the date of computation and

     o any other assets of the Trust, less

     o amounts representing taxes and governmental charges payable out of the Trust,

     o liabilities of the Trust,

     o the accrued but unpaid expenses of the Trust and accrued Deferred Sales Charges and the Deferred Sales Charge balance, and

     o cash held for distribution to Unit Holders of record as of the date prior to the evaluation.

     The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

     o the evaluation is generally based on the closing prices as of the Evaluation Time on the exchange where the stock is listed if that is the stock's primary market or in the over the counter market or, if unavailable, based on the bid prices at that time (unless the Trustee deems these prices inappropriate as a basis for valuation).

     If the current closing or bid price is unavailable, the Trustee shall use any of the following methods which the Trustee deems appropriate to value
Securities:

     o on the basis of current bid prices for comparable securities,

     o by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee,

     o on the basis of the last trade price of the Security or

     o by any combination of the above, each as of the Evaluation Time.

                                EXCHANGE OPTION

     You may elect to exchange any or all of your Units of this Series of the National Equity Trust for units of one or more of any other Series in the Prudential Securities Incorporated family of unit investment trusts or for any units of any additional trusts that may from time to time be made available by the Sponsor (the "Exchange Trusts").

     This exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on a reduced sales charge per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

     Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before exercise of this option.

     This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units. Thus, we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise such option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

     To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the aggregate bid side evaluation per unit of the securities in that portfolio and the applicable sales charge of $15 per unit of the Exchange Trust for a trust with a 1 unit minimum purchase. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest, if any, plus a reduced sales charge of $25 per Exchange Trust unit.

     You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange (2) and the amount representing the units being acquired up to the next highest number of whole units.

     Unit Holders of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. Units of any Exchange Trust acquired during the initial offering period for such units may be sold at a price equal to the ask side evaluation per unit of the securities in the Portfolio plus a reduced sales charge of $25 per unit. To exercise this option, you should notify your retail broker. You will be given a prospectus of each series in which you indicate interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

     For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,000 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

                              EXPENSES AND CHARGES

ORGANIZATION COSTS

     You and the other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

     o the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

     o Federal and State registration fees and costs

     o the initial fees and expenses of the Trustee

     o legal and auditing expenses.

     The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

     The Trust fees and expenses are estimated in Part A. If the actual expenses exceed the estimate, the actual amount will be charged to the Trust. The Sponsor's fee (the "Supervisory Fee"), earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the life of the Trust. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the National Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

     Under the Indenture and Agreement, for its services as Trustee and evaluator, the Trustee receives an annual fee in the amount set forth in "Summary of Essential Information." The Trustee's fee and the Trust expenses accrue daily and are payable quarterly from the Income Account, to the extent funds are available, and thereafter from the Principal Account. Such Trustee's fee may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor but such fee will not be increased in excess of increases in the Trustee's costs. In addition to the Trustee's fee, the Trustee receives income to the extent that it holds funds on deposit in various accounts which are non-interest bearing to Unit Holders created under the Indenture.


     The Trust will pay a license fee to Forbes pursuant to a license agreement which permits the use of the Forbes name and the Forbes Semiconductor Index as the basis for the Trust Portfolio. The license fee will be paid quarterly and will fluctuate based on the value of the Securities during each quarter.


CREATION AND DEVELOPMENT FEE


     The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust including determining the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services and for providing other similar administrative and ministerial functions. The fee is 0.25% per annum collected monthly of the net asset value and in no event will the Sponsor collect over the life of the Trust a fee of more than 1.00% of a Unit Holder's initial investment. No additional Creation and Development Fee will be charged on Units sold or redeemed. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Securities will be sold to generate the cash needed to pay the fee. This sale of Securities by the Trust may result in a gain or a loss to the Trust.


OTHER CHARGES

     The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

     o fees of the Trustee for extraordinary services

     o expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

     o various governmental charges

     o expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of the Unit Holders

     o indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without negligence, bad faith, willful malfeasance or willful misconduct on its part or reckless disregard of its obligations and duties

     o indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, willful malfeasance or willful misconduct or reckless disregard of its obligations and duties

     o expenditures incurred in contacting Unit Holders upon termination of the Trust, and

     o to the extent then lawful, expenses (including legal, auditing and printing expenses and Federal and State registration fees) of registering Additional Units and of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

PAYMENT

     The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are not expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the Securities may change. Such sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                          ADMINISTRATION OF THE TRUST

FORBES LICENSE AGREEMENT

     The Trust is not sponsored, endorsed, sold or promoted by Forbes. Forbes makes no representation or warranty, express or implied, to the Unit Holders of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Units particularly. Forbes' only relationship to the Trust is the licensing of certain trademarks and trade names of Forbes and of the Forbes Semiconductor Index which is determined, composed and calculated by Forbes without regard to the Trust. Forbes has no obligation to take the needs of the Trust or the Unit Holders into consideration in determining, composing or calculating the Forbes Semiconductor Index. Forbes is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Units are to be converted into cash. Forbes has no obligation or liability in connection with the administration, marketing or trading of the Trust.

     Forbes does not guarantee the accuracy and/or the completeness of the Forbes Semiconductor Index or any data included therein and Forbes shall have no liability for any errors, omissions, or interruptions therein. Forbes makes no warranty, express or implied, as to the results to be obtained by the Trust, Unit Holders, or any other person or entity from the use of the Forbes Semiconductor Index or any data included therein. Forbes makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Forbes Semiconductor Index or any data included therein. Without limiting any of the foregoing, in no event shall Forbes have any liability for any lost profits or indirect, punitive, special or consequential damages (including lost profits), even if notified of the possibility of such damages.

REPORTS AND RECORDS

     With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

     1. As to the Income Account:

          o dividends and other cash amounts received

          o deductions for payment of applicable taxes and for fees and expenses of the Trust and for redemptions of Units

          o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     2. As to the Principal Account:

          o the dates of disposition and identity of any Securities and the net proceeds received therefrom

          o deductions for payments of applicable taxes, for fees and expenses of the Trust, for portions of the Deferred Sales Charge and amounts necessary to redeem Units, and

          o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     3. And the following information:

          o a list of the Securities held as of the last business day of the calendar year;

          o the number of Units outstanding as of the last business day of such calendar year;

          o the Redemption Price Unit based on the last Evaluation made during such calendar year; and

          o the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

     The accounts of the Trust will be audited not less frequently than annually by independent certified public accountants designated by the Sponsor, and the report of such accountants will be furnished by the Trustee to Unit Holders upon request.

     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the Portfolio and a copy of the Indenture.

                                   AMENDMENT

     The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

     o to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein;

     o to change any provision thereof as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require;


     o to conform the method of adjustment of the portfolio of the Trust to the method of adjustment of the Index by Forbes;


     o to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

     The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive any provision thereof, so as to increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted. In the event of any amendment requiring the consent of Unit Holders, the Trustee is obligated to promptly notify all Unit Holders of the substance of this amendment.

                                  TERMINATION

     The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets is less than 40% of the Securities deposited in the Trust on the Date of Deposit and subsequent thereto. However, in no event may the Trust continue beyond the Termination Date set forth under "Summary of Essential Information" in Part A. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

TERMINATION OPTIONS

     The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately three years after the Date of Deposit (unless terminated earlier as set forth above). A Unit Holder's Units will be redeemed in kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

     SECURITIES DISPOSITION OPTIONS--A Unit Holder who so elects by notifying the Trustee prior to the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of a Unit Holder by the Distribution Agent in accordance with one or more of the following three options as elected by a Unit Holder:

          1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders will incur brokerage costs when selling those Securities;

          2. to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days commencing on the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Bank of New York in accounts which are non-interest bearing to Unit Holders and which are available for use by The Bank of New York pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold; and

          3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option, as received by the Distribution Agent upon the sale of those underlying Securities over a period not to exceed 10 business days commencing on the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor

     (the "New Series") if the New Series is offered at such time. The Units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust approximately three years after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time before the purchase by the Unit Holder of units of a New Series, the Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

     Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of the Unit Holder's pro rata share of the underlying Securities (option 2).

     Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days commencing on the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The sale arrangement is one in which The Bank of New York will be selling the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of those sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects those sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual or unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of those shares in the Portfolio at the beginning of that day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the settlement of the trade upon the sale of the last Security during the 10 business day period.

     Depending on the amount of proceeds to be invested in units of the new series and the number of other orders for units in the new series, the Sponsor may purchase a large amount of securities for the new series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period commencing on the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing such sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holder. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     It should also be noted that Unit Holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units, but, due to the procedures for investing in the New Series, no cash would be distributed at that time to pay any taxes.

     The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. The Sponsor may offer a subsequent trust but not within a short time period subsequent to the termination of the Trust and, consequently, such trust may not accommodate a "rollover" from the Trust. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders before the Termination Date. All Unit Holders will then elect either option 1 or option 2.

     By electing to reinvest in the new series, the Unit Holder indicates his interest in having his termination distribution from the Trust invested only in the new series created next following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit Holders an opportunity to elect to "rollover" their termination distributions into a new series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a new series or any other security. A Unit Holder's election to participate in the reinvestment program will be treated as an indication of interest only.

     The Sponsor reserves the right to modify, suspend or terminate the rollover privilege at any time.

                       RESIGNATION, REMOVAL AND LIABILITY

                                    TRUSTEE

     The Trustee is The Bank of New York. It is a New York bank with its principal executive office located on 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters related to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

LIMITATIONS ON LIABILITY

     The Trustee shall not be liable or responsible in any way for:

     o depreciation or loss incurred by reason of the disposition of any moneys or Securities; or

     o in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents.

     The Trustee, however, shall be liable for willful misfeasance, bad faith or negligence in the performance of its duties. The Trustee shall also be liable by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

RESPONSIBILITY

     The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee.

     The Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption.

     Amounts received by the Trust upon the sale of any Security under the conditions set forth below will be deposited in the Principal Account when received and to the extent not used for the redemption of Units or to purchase Securities will be distributable by the Trustee to Unit Holders of record on the record date next prior to a distribution date as declared by the Trustee.

     For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor-Resignation."

RESIGNATION

     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee for any reason, either with or without cause. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                                    SPONSOR

     Prudential Securities Incorporated ("Prudential Securities") is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodity exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly-owned subsidiary of Prudential Securities Group Inc. and an indirect wholly-owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

LIMITATIONS ON LIABILITY

     The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for
(1) its own willful misfeasance, (2) willful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

RESPONSIBILITY

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

     The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of proceeds of such disposition in order to make such changes in the Portfolio or to distribute the proceeds of such disposition to Unit Holders (i) as may be necessary to reflect any additions to or deletions from the Index, (ii) as may be necessary to establish a closer correlation between the weightings of the Securities in the portfolio of the Trust and their weightings in the Index, (iii) as may be required for purposes of distributing to Unit Holders at least annually their pro rata share of net realized capital gains or as the Sponsor may otherwise determine or
(iv) as may be required to maintain the qualification of the Trust as a regulated investment company for Federal income tax purposes or by applicable law or to pay the Deferred Sales Charge. The Sponsor may direct the Trustee to sell any property (other than cash) or any Securities received by the Trust as a result of any recapitalization, reorganization, merger, payment of a dividend or other similar transaction entered into by any of the companies included in the Index and may direct the Trustee to invest the proceeds of any such sale in additional Securities. In accordance with the Trust Indenture, the Trustee will purchase and sell Securities in a manner that maintains, to the extent practicable, the same proportionate relationship among the Securities in the Trust as exists among the stocks in the Index.

     Failure to declare or pay dividends, institution of materially adverse legal proceedings, defaults materially and adversely affecting future declaration or payment of dividends, or the occurrence of other materially adverse credit factors will not be a basis for the disposition of a Security unless such Security is eliminated from the Index.

     The Sponsor and/or an affiliate thereof intend to continuously monitor developments affecting the Securities in the Trust in order to determine whether the Trustee should be directed to dispose of any such Securities.

     If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

     Any securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of securities in exchange or substitution for any of the underlying Securities, the Trustee is required to give notice thereof to each Unit Holder, identifying the Securities eliminated and the Securities substituted therefor.

     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distribution" to the extent such proceeds are not utilized for the purpose of acquiring Securities, redeeming Units or paying Trust expenses.

RESIGNATION

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

CODE OF ETHICS

     The Sponsor in connection with the Trust has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. Persons subject to the code of ethics are permitted to invest in securities including securities that may be held by the Trust. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct. See the back cover of the Prospectus for information on obtaining a copy of the code of ethics.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Units offered hereby have been passed upon by Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                              INDEPENDENT AUDITORS

     The financial statement included in this Prospectus has been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and is included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO REPRESENT TO YOU OR PROVIDE TO YOU INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

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             ------------------------------------------------------

                             NATIONAL EQUITY TRUST
                        FORBES SEMICONDUCTOR INDEX TRUST

                                      [LOGO]

             ------------------------------------------------------

                                    SPONSOR
                                    -------

                       PRUDENTIAL SECURITIES INCORPORATED
                               ONE SEAPORT PLAZA
                                199 WATER STREET
                            NEW YORK, NEW YORK 10292

                                    TRUSTEE
                                    -------

                              THE BANK OF NEW YORK
                               101 BARCLAY STREET
                            NEW YORK, NEW YORK 10286

                     This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:

                       o Securities Act of 1933 (file no. 333-45544)

                         and

                       o Investment Company Act of 1940 (file no. 811-5046).

                     Information about the Trust can be reviewed and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W.,
                     Washington, D.C. 20549-6009.
                     CALL: 1-202-942-8090 for information about the Public Reference Room
                     VISIT: the EDGAR database of the SEC's website at
                            http://www.sec.gov for reports and other information about the Trust. Copies may be obtained, after paying a duplicating fee, by writing the Commission or by electronic request to publicinfo@sec.gov.


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                                                                  UTS903 12/00

                                    PART II.
               ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

ITEM A-BONDING ARRANGEMENTS

     The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

ITEM B-CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

          The cross-reference sheet.

          The Prospectus.

          Signatures.

          Written consents of the following persons:

                    Cahill Gordon & Reindel (included in Exhibit 5).

                   *Deloitte & Touche LLP.

     The following Exhibits:


*****Ex- 3.(i)   -- Certificate of Incorporation of Prudential Securities
                    Incorporated dated March 29, 1993.
 ****Ex- 3.(ii)  -- Revised By-Laws of Prudential Securities Incorporated as
                    amended through September 28, 1998.
    *Ex- 4.a     -- Trust Indenture and Agreement and Distribution Agency
                    Agreement dated December 13, 2000.
    *Ex- 4.b     -- Reference Trust Agreement dated December 13, 2000.
    *Ex- 5       -- Opinion of counsel as to the legality of the securities being registered.
  ***Ex-24       -- Powers of Attorney executed by a majority of the Board of
                    Directors of Prudential Securities Incorporated.
*****Ex-99.1     -- Information as to Officers and Directors of Prudential
                    Securities Incorporated is incorporated by reference to
                    Schedules A and D of Form BD filed by Prudential Securities
                    Incorporated, pursuant to Rules 15b1-1 and 15b3-1 under the
                    Securities Exchange Act of 1934 (1934 Act File
                    No. 8-27154).
*****Ex-99.2     -- Affiliations of Sponsor with other investment companies.
*****Ex-99.3     -- Broker's Blanket Policies, Standard Form No. 14 in the
                    aggregate amount of $62,500,000.
   **Ex-99.A(11) -- Code of Ethics


------------------
    * Filed herewith.

   ** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 32, Registration No. 333-33450 (filed May 4, 2000).

  *** Filed herewith and incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 172, Registration No. 33-54681 (filed October 13, 1994), National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), National Equity Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 20, 1998), National Equity Trust, Top Ten Portfolio Series 215, Registration No. 333-43704 (filed August 14, 2000), National Equity Trust, Unique Opportunities Trust, Registration No. 333-43926 (filed October 12,
      2000)

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

      and National Equity Trust, Low Five Portfolio Series 35, Registration No. 333-46232 (filed November 16, 2000).

 **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust, S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Comission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3,
      2000).

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, Forbes Semiconductor Index Trust, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on December 13, 2000.


                     NATIONAL EQUITY TRUST
                     FORBES SEMICONDUCTOR INDEX TRUST
                     (Registrant)

                     By PRUDENTIAL SECURITIES INCORPORATED
                     (Depositor)

                     By:     /s/ RICHARD R. HOFFMANN
                         ----------------------------------------------------
                             Richard R. Hoffmann
                             First Vice President

                     By the following persons,* who constitute a majority of the Board of Directors of Prudential Securities Incorporated

                                   William H. Anderson
                                   Kathy A. Jones
                                   John M. Liftin
                                   A. Laurence Norton, Jr.
                                   David R. Odenath
                                   James D. Price
                                   Judith Y. Vance

                     By:     /s/ RICHARD R. HOFFMANN
                         ----------------------------------------------------
                             Richard R. Hoffmann
                             First Vice President
                             Unit Investment Trust Department,
                             As Authorized Signatory for Prudential Securities
                             Incorporated and Attorney-in-Fact for the persons
                             listed above

------------------
* Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL


     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.

                        CONSENT OF INDEPENDENT AUDITORS


     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-45544 on Form S-6 of our report dated December 13, 2000, appearing in the Prospectus which is part of this Registration Statement for the National Equity Trust Forbes Semiconductor Index Trust. We consent to the reference to our Firm as experts under the heading "Independent Auditors" in the Prospectus which is a part of this Registration Statement.



DELOITTE & TOUCHE LLP


New York, New York
December 13, 2000

                                 EXHIBIT INDEX


    EXHIBIT
      NO.                                                    EXHIBIT INDEX
----------------   -------------------------------------------------------------------------------------------------
*****Ex- 3.(i)      --   Certificate of Incorporation of Prudential Securities Incorporated dated March 29, 1993.
 ****Ex- 3.(ii)     --   Revised By-Laws of Prudential Securities Incorporated as amended through September 28,
                         1998.
    *Ex- 4.a        --   Trust Indenture and Agreement and Distribution Agency Agreement dated December 13, 2000.
    *Ex- 4.b        --   Reference Trust Agreement dated December 13, 2000.
    *Ex- 5          --   Opinion of counsel as to the legality of the securities being registered.
  ***Ex-24          --   Powers of Attorney executed by a majority of the Board of Directors of Prudential
                         Securities Incorporated.
*****Ex-99.1        --   Information as to Officers and Directors of Prudential Securities Incorporated is
                         incorporated by reference to Schedules A and D of Form BD filed by Prudential Securities
                         Incorporated, pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934
                         (1934 Act File No. 8-27154).
*****Ex-99.2        --   Affiliations of Sponsor with other investment companies.
*****Ex-99.3        --   Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.
   **Ex-99.A(11)    --   Code of Ethics


------------------


    * Filed herewith.

   ** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securties Act of 1933 of National Equity Trust, Low Five Portfolio Series 32, Registration No. 333-33450 (filed May 4, 2000).

  *** Filed herewith and incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 172, Registration No. 33-54681 (filed October 13, 1994), National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), National Equity Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 20, 1998), National Equity Trust, Top Ten Portfolio Series 215, Registration No. 333-43704 (filed August 14, 2000), National Equity Trust, Unique Opportunities Trust, Registration No. 333-43926 (filed October 12,
      2000) and National Equity Trust, Low Five Portfolio Series 35, Registration No. 333-46232 (filed November 16, 2000).

 **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust, S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3,
      2000).